Exhibit 99.1

Robin Energy Ltd. Completes $3 million Bitcoin Allocation Through Anchorage Digital Bank

Limassol, Cyprus, August 5, 2025 – Robin Energy Ltd (NASDAQ: RBNE), (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, today announced the selection of Anchorage Digital Bank N.A. (“Anchorage Digital Bank”) as its custodian partner for Bitcoin and the successful execution of a $3 million Bitcoin allocation as part of its board-approved treasury strategy.

Anchorage Digital Bank is the first and only federally chartered digital asset bank falling within the SEC legal definition of a qualified custodian under Rule 206(4)-2 of the Investment Advisers Act, and is used by institutional investors and SEC-registered investment advisers for custody of digital assets, providing institutional-grade infrastructure, robust regulatory compliance, and comprehensive insurance—purpose-built for corporate Bitcoin holdings.

The Company will continue implementing its Bitcoin treasury strategy with additional purchases as part of its initial allocation, with timing optimized for market conditions and operational efficiency.

Petros Panagiotidis, Chairman and Chief Executive Officer of Robin Energy, commented: “This swift allocation through Anchorage Digital Bank represents the initial implementation of our Company’s comprehensive Bitcoin treasury framework demonstrating our team’s execution capability, diligence and commitment to implementing board-approved strategies through the most secure and institutionally robust channels.”

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Robin Energy owns one Handysize tanker vessel and one LPG carrier, the acquisition agreement of which was announced on July 10, 2025, that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the implementation and benefits to the Company and shareholders of the treasury framework. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to uncertainties related to the Company’s treasury framework, volatility in Bitcoin prices, regulatory changes affecting digital assets, availability of suitable custodial arrangements, changes in the Company’s financial position or strategic priorities, and general market conditions well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Actual allocation amounts, timing, and implementation methods may vary based on market conditions, operational requirements, custodial availability, and Board discretion. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com